UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Codexis, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

192005106

(CUSIP Number)

September 14, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192005106

1	Names of Reporting Persons
Vivo Ventures VII, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,054,825 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
3,054,825 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,054,825 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.3% (2)
12	Type of Reporting Person (See Instructions)
OO

(1)	The shares are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.

(2)	Based on 48,324,407 shares of common stock outstanding as of July 31, 2017, as reported in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 9, 2017.

Item 1.

(a)	Name of Issuer: Codexis, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

200 Penobscot Drive

Redwood City, California 94063

Item 2.

(a)	Name of Person Filing:

The names of the reporting person is:

Vivo Ventures VII, LLC

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

(c)	Citizenship:

Delaware

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP No.:

192005106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The shares of common stock are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.:

●	Vivo Ventures Fund VII, L.P.: 2,989,664 shares, representing approximately 6.2% of the outstanding shares.

●	Vivo Ventures VII Affiliates Fund, L.P.: 65,161 shares, representing approximately 0.1% of the outstanding shares.

Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)           Percent of Class:

See Item 11 of each cover page, which is based on Item 9 of the respective cover page. See also Item 4(a) above.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017

Vivo Ventures VII, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member